August 26, 2026

Hing C. Wong
Chief Executive Officer
HCW Biologics Inc.
2929 N Commerce Parkway
Miramar, FL 33025

        Re: HCW Biologics Inc.
            Registration Statement on Form S-1
            Filed August 20, 2026
            File No. 333-298452
Dear Hing C. Wong:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    James Groth, Esq.